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                               June 8, 2023

       Paul W. Mobley
       Executive Chairman and Chief Financial Officer
       NOBLE ROMAN'S, INC.
       6612 E. 75th Street, Suite 450
       Indianapolis, IN 46250

                                                        Re: NOBLE ROMAN'S, INC.
                                                            PRE 14A filed May
25, 2023
                                                            DEFA14A filed May
26, 2023
                                                            File No. 000-11104

       Dear Paul W. Mobley:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRE 14A filed May 25, 2023 and DEFA14A filed May 26, 2023

       General

   1. We note that your preliminary proxy statement was filed under EDGAR tag "PRE 14A,"
                                                        as opposed to EDGAR tag
"PREC14A," the latter of which should be used for contested
                                                        solicitations. Please
keep this in mind for future reference, and please ensure that subsequent filings are
filed under the correct EDGAR tag.
   2. The Schedule 14A cover page that you have used for these filings has been replaced by a more recent version.
Please use the updated cover page in future filings.
   3. Please mark as preliminary the proxy statement and form of proxy. See Rule 14a-6(e)(1).
                                                        Please also include the
form of proxy in the same filing as the proxy statement.
   4. As this solicitation is a contested solicitation subject to Rule 14a-12(c), please provide disclosure that is
responsive to Items 4(b) and 5(b) of Schedule 14A.
 Paul W. Mobley
FirstName  LastNamePaul
NOBLE ROMAN'S,     INC. W. Mobley
Comapany
June 8, 2023NameNOBLE ROMAN'S, INC.
June 8,
Page 2 2023 Page 2
FirstName LastName
5. On page 3, we note the reference to the proxy statement being mailed on or about June 8,
         2023. Please update such date to align with the mailing of the definitive proxy statement, or advise. Relatedly, please also ensure that the February 9, 2024 date disclosed on page
         19 is updated accordingly.
6. Please disclose how the Company intends to treat proxy authority granted in favor of BT
         Brands' nominee if BT Brands abandons its solicitation or fails to comply with Rule
         14a   19. See Item 21(c) of Schedule 14A.
7. Please consider clarifying explicitly in the proxy statement that shareholders may vote in person at the meeting.
8. On the form of proxy, please clarify whether investors will receive a control number for voting purposes, or whether the QR code referred to is intended to be used in lieu of a control number.
9. We note the following disclosure on the form of proxy, in the Proposal 1 Instructions: "If you vote for more than one nominee your vote on Proposal 1 will be invalid and will not be counted" (emphasis added). To avoid confusion, please replace "for" with "'FOR.'"
Voting Rights and Solicitation of Proxies, page 4

10. Please disclose the impact of abstentions and broker non-votes on the vote required for approval of the second proposal, as well as the impact of "WITHHOLD" votes on the first proposal. See Item 21(b) of Schedule 14A.
Election of Directors, page 5

11. We note the following disclosure: "Should Mr. Mobley become unavailable or decline to serve for any reason, the Company expects that each person named in the proxy will vote for the election of another person as may be designated by the Board of Directors." Please expand such disclosure to explain briefly how such process would work under applicable law and/or the Company's governing documents. In addition, please revise such disclosure to ensure consistency with the limits of discretionary authority outlined in Rule
         14a-4(c)(5), which states that you may use discretionary authority to vote for a substitute nominee if a named nominee is "unable to serve or for good cause will not serve."
12. We note the following disclosure: "The Board of Directors does not believe that an alternative nominee, if any, proposed by BT Brands will have the same knowledge and
         understanding that are key to the Board of Directors    function and
oversight of the
         Company." Since BT Brands has already put forward a specific nominee, please revise the disclosure to reflect that fact.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul W. Mobley
NOBLE ROMAN'S, INC.
June 8, 2023
Page 3

         Please direct any questions to David M. Plattner, Special Counsel, at 202-551-8094.



FirstName LastNamePaul W. Mobley                             Sincerely,
Comapany NameNOBLE ROMAN'S, INC.
                                                             Division of
Corporation Finance
June 8, 2023 Page 3                                          Office of Mergers
and Acquisitions
FirstName LastName